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                                                           OMB APPROVAL
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                                                  OMB Number:        [3235-0104]
                                                  Expires:   [December 31, 2000]
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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1.   Name and Address of Reporting Person*

   Lee (1)(2)                        Kewsong
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   (Last)                            (First)              (Middle)

   c/o Waburg Pincus LLC, 466 Lexington Avenue
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                                    (Street)

   New York                            NY                   10017
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   (City)                            (State)                (Zip)

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2.   Date of Event Requiring Statement (Month/Day/Year)

     November 20, 2001
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3.   IRS Identification Number of Reporting Person, if an entity (voluntary)



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4.   Issuer Name and Ticker or Trading Symbol

     Arch Capital Group, Ltd. (ACGL)
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5.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

      [X] Director                           [_] 10% Owner
      [_] Officer (give title below)         [_] Other (specify below)


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6.   If Amendment, Date of Original (Month/Day/Year)


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7. Individual or Joint/Group Filing (Check Applicable Line)

     [X]  Form filed by One Reporting Person

     [_]  Form filed by More than One Reporting Person

================================================================================
             TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the form is filed by more than one reporting person, see Instruction
     5(b)(v).

                POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                                                                          (Over)
                                                                 SEC 1473 (3-99)

                                                                     Page 1 of 2
                                                                 SEC 1473 (3-99)

        TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS,
                CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)


                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

Series A Convertible
Preference Shares(3)     (3)        (3)          Common Shares           18,939,311                           I          Partnership
------------------------------------------------------------------------------------------------------------------------------------
Class A Warrants
to Purchase
Common Shares(4)        November   September     Common Shares            2,003,918         $20.00 (5)        I          Partnership
                        20, 2001    19, 2002
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1) The security holders are Warburg Pincus (Bermuda) Private Equity VIII, L.P. ("WP VIII Bermuda"), Warburg Pincus (Bermuda) International Partners, L.P. ("WPIP Bermuda"), Warburg Pincus Netherlands International Partners I, C.V. ("WPIP Netherlands I") and Warburg Pincus Netherlands International Partners II, C.V. ("WPIP Netherlands II"). Warburg Pincus (Bermuda) Private Equity Ltd. ("WP VIII Bermuda Ltd.") is the sole general partner of WP VIII Bermuda. Warburg Pincus (Bermuda) International Ltd. ("WPIP Bermuda Ltd.") is the sole general partner of WPIP Bermuda. Warburg, Pincus & Co. ("WP") is the sole general partner of WPIP Netherlands I and WPIP Netherlands II. WP VIII Bermuda, WPIP Bermuda, WPIP Netherlands I and WPIP Netherlands II are managed by Warburg Pincus LLC ("WP LLC").

(2) Kewsong Lee, a director of the Company, is a general partner of WP, a managing director and member of WP LLC and a beneficial owner of certain shares of capital stock of WP VIII Bermuda Ltd. and WPIP Bermuda Ltd. All shares indicated as owned by Kewsong Lee are included because of his affiliation with the these Warburg Pincus entities. Kewsong Lee may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Securities Exchange Act of 1934) in an indeterminate portion of the shares owned by WP VIII Bermuda, WPIP Bermuda, WPIP Netherlands I and WPIP Netherlands II. Kewsong Lee disclaims beneficial ownership of all shares owned by these Warburg Pincus entities.

(3) Subject to certain restrictions on conversion, the Series A Convertible Preference Shares are convertible on a one-for-one basis into Common Shares at the option of the holder and are mandatorily convertible into Common Shares upon the occurrence of certain events. The conversion ratio is subject to antidilution and other adjustments.

(4)  The exercise of the Class A Warrants is subject to certain restrictions.

(5)  Subject to antidilution and other adjustments.


          Warburg Pincus LLC

            By: /s/ Kewsong Lee                    11/29/01
               ---------------------------        ----------
               Name:  Kewsong Lee                   Date
               **Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:  File three copies of this Form, one of which must be manually signed.
       If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


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                                                                 SEC 1473 (3-99)